Arizona Corporation Commission - RECEIVED: 2/8/2022
Arizona Corporation Commission - FILED: 2/2/2022

22020218539451

# ARTICLES OF ORGANIZATION

## OF LIMITED LIABILITY COMPANY

### ENTITY INFORMATION

**ENTITY NAME:** DOICH FOODS, LLC

**ENTITY ID:** 23329050
**ENTITY TYPE:** Domestic LLC
**EFFECTIVE DATE:** 02/02/2022
**CHARACTER OF BUSINESS:** Any legal purpose
**MANAGEMENT STRUCTURE:** Manager-Managed
**PERIOD OF DURATION:** Perpetual
**PROFESSIONAL SERVICES:** N/A

### STATUTORY AGENT INFORMATION

**STATUTORY AGENT NAME:** Anthony Scialdone

**PHYSICAL ADDRESS:** 6126 E. Corrine Drive, SCOTTSDALE, AZ 85254

**MAILING ADDRESS:** 6126 E. Corrine Drive, SCOTTSDALE, AZ 85254

### PRINCIPAL ADDRESS

6126 E. Corrine Drive, SCOTTSDALE, AZ 85254

### PRINCIPALS

Member and Manager: Anthony Scialdone - 6126 E. Corrine Drive, SCOTTSDALE, AZ, 85254, USA - anthony.scialdone@doichfoods.com - Date of Taking Office:

Member and Manager: Brendan Conway - 155 Pleasant St., Apt 320, NORTHAMPTON, MA, 01060, USA - brendan.conway@doichfoods.com - Date of Taking Office:

### ORGANIZERS

Anthony Scialdone: 6126 E. Corrine Drive, SCOTTSDALE, AZ, 85254, USA, anthony.scialdone@doichfoods.com

### SIGNATURES

Organizer: Anthony Scialdone - 02/02/2022